

Statement of Financial Condition

December 31, 2025

With Report of Independent Registered Public Accounting Firm

The Company's audited Statement of Financial Condition as of December 31, 2025, pursuant to Rule 17a-5, is available for examination at the Company's office at U.S. Bancorp Investments, Inc., 60 Livingston Ave., St. Paul, MN 55107 or at the office of the Securities and Exchange Commission, Chicago, IL.

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35359

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 AND ENDING 12/31/25
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: U.S. Bancorp Investments, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

60 Livingston Avenue
_____
(No. and Street)

Saint Paul	Minnesota	55107
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Shannon K. Clark	800-888-4700	usbancorpinvestments@usbank.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
_____
(Name – if individual, state last, first, and middle name)

1828 Walnut Street, Suite 600	Kansas City	Missouri	64108
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Shannon K. Clark</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>U.S. Bancorp Investments, Inc.</u>, as of <u>December 31</u>, 2<u>025</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: *Shannon K. Clark*

Title: Chief Financial Officer, SVP

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

U.S. Bancorp Investments, Inc.

Statement of Financial Condition

Year Ended December 31, 2025

Contents

Facing Page and Oath or Affirmation

Report of Independent Registered Public Accounting Firm 1

Statement of Financial Condition 2
Notes to Statement of Financial Condition.. 3

Ernst & Young LLP
1828 Walnut Street
Suite 600
Kansas City, MO, 64108

Tel: +1 816 480 5200
ey.com

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors of U.S. Bancorp Investments, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of U.S. Bancorp Investments, Inc. (the Company) as of December 31, 2025 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst + Young LLP

We have served as the Company's auditor since 2003.

February 26, 2026

A member firm of Ernst & Young Global Limited

U.S. Bancorp Investments, Inc.

Statement of Financial Condition
(In Thousands, Except Share and Per Share Amounts)

December 31, 2025

Assets

Cash and cash equivalents	$	494,450
Cash segregated in compliance with federal regulations		79,801
Collateralized agreements:		
Securities borrowed		1,838,301
Securities purchased under agreements to resell, net		7,375,151
Receivables:		
Customers		44,399
Brokers, dealers, and clearing organizations		1,419,823
Affiliates		25,552
Securities owned, at fair value		2,616,854
Fixed assets, net of accumulated depreciation and amortization of $7,674		1,188
Goodwill and intangible assets, net of accumulated amortization of $9,384		61,658
Other assets, net of allowance of $555		59,774
Total assets	$	14,016,951

Liabilities

Collateralized agreements:		
Securities sold under agreements to repurchase, net	$	8,934,665
Securities loaned		84,054
Payables:		
Customers		63,369
Brokers, dealers, and clearing organizations		448,890
Affiliates		16,619
Securities sold, but not yet purchased, at fair value		2,512,765
Accrued compensation and benefits		167,613
Other liabilities and accrued expenses		41,938
Total liabilities		12,269,913

Stockholder's equity

Common stock, $0.01 par value; 100,000 shares authorized, 100,000 shares issued and outstanding		1
Additional paid-in capital		1,047,326
Retained earnings		699,711
Total stockholder's equity		1,747,038
Total liabilities and stockholder's equity	$	14,016,951

See accompanying notes.

U.S. Bancorp Investments, Inc.

Notes to Statement of Financial Condition
(Dollars in Thousands)

December 31, 2025

1. Organization

U.S. Bancorp Investments, Inc. (the "Company"), a wholly owned subsidiary of U.S. Bancorp ("the Parent"), is a broker-dealer that is registered with the Securities and Exchange Commission ("the SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation. The Company, through its one reportable segment, provides a broad range of services to customers including retail brokerage and investment advisory through its bank branch-based registered representatives and institutional brokerage services consisting of investment banking and securities trading. The measure of reportable segment assets is reported on the Statement of Financial Condition as total assets. The chief operating decision maker uses net income during the annual budget and monthly forecasting process and considers variances in reported results to forecasts and variances to prior periods to assess performance. Additionally, the chief operating decision maker uses reported excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's chief operating decision maker is the chief executive officer.

In the ordinary course of business, the Company enters into transactions with the Parent and subsidiaries of the Parent. The Company's results might be significantly different if it operated as a stand-alone entity.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the Statement of Financial Condition and accompanying notes. Actual experience could differ from those estimates and assumptions.

2. Summary of Significant Accounting Policies (continued)

Cash

Cash includes cash held at U.S. Bank National Association ("USBNA"), an affiliate of the Company, and at a non-affiliate bank that is not segregated and deposited for regulatory purposes.

See Note 5, "Cash and Cash Segregated in Compliance with Federal Regulations," for further information regarding cash balances.

Cash Segregated in Compliance with Federal Regulations

In accordance with Rule 15c3-3 of the Securities Exchange Act of 1934, the Company, as a registered broker-dealer carrying customer accounts, is subject to requirements related to maintaining cash in a special reserve bank account at a non-affiliate bank or qualified securities for the exclusive benefit of customers. Funds can be held in cash, securities purchased under agreements to resell, U.S. Treasury securities, and other qualified securities. During 2025, the Company used only cash to support its Customer Reserve Formula.

Collateralized Securities Transactions

Securities purchased under agreements to resell and securities sold under agreements to repurchase are transacted under legally enforceable master repurchase agreements and are carried at the contractual amounts at which the securities will be subsequently resold or repurchased, including accrued interest. It is the Company's policy to take possession or control of securities purchased under agreements to resell at the time these agreements are executed. The counterparties to these agreements are typically major financial institutions, asset managers, funds, and municipalities. Collateral is valued daily, and additional collateral is obtained from or refunded to counterparties when appropriate. The Company offsets only those securities purchased under agreements to resell and securities sold under agreements to repurchase that are cleared through the Government Securities Division of the Fixed Income Clearing Corporation ("FICC") on the Statement of Financial Condition, provided that such a legally enforceable master netting arrangement exists and the transaction meets the criteria under ASC 210.

2. Summary of Significant Accounting Policies (continued)

Securities borrowed and loaned balances result from transactions with other broker-dealers or financial institutions under legally enforceable master securities lending agreements and are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral in excess of the market value of the borrowed securities with the lender. Securities loaned transactions require the borrower to deposit cash or other collateral with the Company in excess of the market value of the loaned securities. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Interest on such transactions is accrued and included in the Statement of Financial Condition in other assets.

See Note 6, "Netting Arrangements for Certain Financial Instruments," and Note 7, "Collateralized Securities Transactions," for further information regarding collateralized securities transactions.

Derivative Transactions

As part of the Company's bond underwriting activities, the Company may execute extended settlement trades (purchases and sales) to support the business requirements of its customers. Extended settlement trades are those that have settlement periods beyond those customary for the respective transaction, typically because the customer prefers to lock in bond prices in advance of the desired bond issuance date. Extended settlement trades for bond underwriting are accounted for on a trade-date basis as derivatives carried at fair value and are reported in the Statement of Financial Condition as receivables from, or payables to, brokers, dealers, and clearing organizations. At December 31, 2025, there were no material Statement of Financial Condition impacts from extended bond underwriting settlement trades outstanding.

Securities Owned and Securities Sold, but Not Yet Purchased

The Company's securities owned and securities sold, but not yet purchased, are recorded in the Statement of Financial Condition on a trade-date basis at fair value.

See Note 10, "Fair Value," for further information regarding securities owned and securities sold, but not yet purchased.

2. Summary of Significant Accounting Policies (continued)

Fixed Assets

Fixed assets are recorded at cost and include office equipment, computer software, and leasehold improvements. Depreciation of office equipment and computer software is recorded using the straight-line method over estimated useful lives of three to seven years. Leasehold improvements are amortized over the shorter of the asset's estimated useful life or the life of the lease.

Goodwill and Intangible Assets

Goodwill is recorded on acquired businesses if the purchase price exceeds the fair value of the net assets acquired. Goodwill is not amortized but is subject, at a minimum, to annual tests for impairment. In certain situations, an interim impairment test may be required if events occur or circumstances change that would more likely than not reduce the fair value of the Company below its carrying amount. At December 31, 2025, the gross carrying value of goodwill amounted to $52,701. Determining the amount of goodwill impairment, if any, includes assessing whether the carrying value of a reporting unit exceeds its fair value. No impairment charges were taken during 2025.

Intangible assets are recorded at their fair value upon completion of a business acquisition or certain other transactions, and generally represent the value of customer contracts or relationships. At December 31, 2025, the net carrying value of intangible assets amounted to $8,957. Intangible assets are amortized over their estimated useful lives, using the accelerated method and are reviewed for impairment when indicators of impairment are present. Determining the amount of other intangible asset impairment, if any, includes assessing the present value of the estimated future cash flows associated with the intangible asset and comparing it to the carrying amount of the asset. The Company evaluated its intangible assets and concluded there was no impairment in 2025.

Other Assets

Included in other assets are cash advances to employees. These advances are made to revenue producing employees in retail brokerage, typically in connection with their recruitment process, at management's discretion. These advances are based on continued employment and are amortized using the straight-line method over a vesting period up to 3 years.

U.S. Bancorp Investments, Inc.

Notes to Statement of Financial Condition (continued)
(Dollars in Thousands)

2. Summary of Significant Accounting Policies (continued)

As a condition of these cash advances, a recovery provision is included in the employment agreement, which requires the employee to pay back all or a portion of the advance to the Company if the employee terminates his or her employment within the vesting period set forth in the agreement.

Some of the employees have terminated and have not yet repaid the amounts due to the Company under the recovery provisions. Upon termination, the Company transfers this balance to a separate account within other assets in the Statement of Financial Condition. The Company actively tries to collect the funds owed to it and establishes an allowance for doubtful accounts based on facts and circumstances, and estimates the allowance based on historical loss rates. The allowance is reviewed monthly by management to determine if any changes are necessary.

See Note 12, "Other Assets," for detail of other assets at December 31, 2025.

Income Taxes

The Company is included in the filing of a consolidated federal income tax return and unitary state tax returns with the Parent and its affiliates. The Company also files separate state income tax returns as applicable. The Company recognizes the current and deferred federal income tax consequences as if the Company were a separate taxpayer. State current and deferred income taxes are recognized pursuant to the Company's tax sharing agreement, utilizing currently enacted tax laws and rates. Settlements of federal and state payments are made on a regular basis in line with a tax sharing agreement with the Parent and its affiliates. Deferred taxes that are recorded represents the differences between the financials reporting basis of assets and liabilities and the tax basis of such assets and liabilities.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the position, based on the technical merit, and recognizes the greatest amount of benefit that is more likely than not to be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

See Note 14, "Income Taxes," for further information regarding income taxes.

2. Summary of Significant Accounting Policies (continued)

Stock-Based Compensation

As part of its employee compensation programs, the Company's employees participate in the Parent's employee retirement savings plan, pension plan, stock-based compensation plan, and active and postretirement welfare plan. Pension and stock-based compensation are allocated to the Company by the Parent based on the Company's pro-rata use of these plans. All assets and liabilities of the plans are recorded by the Parent and the Company has recorded a pension liability in the payables to affiliates section of the Statement of Financial Condition.

Credit Losses

The Company estimates expected credit losses over the contractual term of its financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company's financial assets, measured on an amortized cost basis, are primarily subject to collateral maintenance provisions for which the Company elected to apply the practical expedient of estimating credit losses. If the fair value of the collateral would be less than the amortized cost basis of the financial assets, the Company would establish an allowance for current expected credit losses for the unsecured balance.

The Company's receivables from customers include margin loans and other trading receivables. Margin loans represent credit extended to customers to finance their purchases of securities by borrowing against securities they own and are fully collateralized by these securities in customer accounts. Collateral is maintained at specified minimum levels at all times. The borrowers of a margin loan are contractually required to continually adjust the amount of the collateral as its fair value changes. The Company considers the credit quality of these loans, and the related need for an allowance, based on several factors, including 1) the daily revaluation of the underlying collateral used to secure the customer's borrowings and collateral as a percentage of amount borrowed, 2) the customer's continuing ability to meet additional collateral requests based on decreases in the market value of the collateral, if required, and 3) its right to sell the securities collateralizing the borrowings, if additional collateral requests are not met by the customer or the amounts borrowed are not returned on demand. The Company expects the borrowers will continually replenish the collateral as necessary because the Company subjects the borrowers to an internal qualification process and an interview to align investing objectives, and monitors borrowers to validate risk in addition to monitoring customer activity.

2. Summary of Significant Accounting Policies (continued)

The Company has no expectation of credit losses for margin loans where the fair value of the collateral securing the loans is equal to or in excess of the loaned amount. The Company applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for margin loans.

The Company enters into collateralized agreements including securities borrowed transactions and securities purchased under agreements to resell. The market value of securities borrowed is monitored, with additional collateral obtained to ensure full collateralization. Securities purchased under agreement to resell are collateralized by securities with a market value in excess of the obligation under the contract which may result in credit exposure in the event the counterparty to a transaction is unable to fulfill its contractual obligations.

The Company applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for securities borrowed and securities purchased under agreements to resell. This practical expedient can be applied for financial assets with collateral maintenance provisions requiring the borrower to continually adjust the amount of the collateral securing the financial assets as a result of fair value changes in the collateral. In accordance with the practical expedient, when the Company reasonably expects that borrowers (or counterparties, as applicable) will replenish the collateral as required, there is no expectation of credit losses when the collateral's fair value is greater than the amortized cost of the financial asset. If the amortized cost exceeds the fair value of collateral, then credit losses are estimated only on the unsecured portion. The Company has established policies and procedures for mitigating credit risk on securities borrowed and securities purchased under agreements to resell transactions, including reviewing and establishing limits for credit exposure, maintaining collateral, and continually assessing the creditworthiness of counterparties. The Company minimizes credit risk associated with these agreements by daily monitoring type and grade of securities posted as collateral and requiring additional collateral to be deposited with the Company. In the event the counterparty to a transaction is unable to fulfill its contractual obligations and deliver securities as collateral, the Company will recognize an allowance for current expected credit losses for the total unsecured balance. At December 31, 2025, there were no instances of credit exposure arising from the inability of the counterparty to deliver required collateral for securities borrowed or securities purchased under agreements to resell.

2. Summary of Significant Accounting Policies (continued)

The Company grants loans to financial advisors in conjunction with a program established primarily to recruit certain employees. These loans are contingent on the employees' continued employment with the Company and generally require repayments if employees leave during the contractual service period. These loans generally amortize over a contractual service period of up to 3 years from the employee's start date. The unforgiven portion of the loan becomes due on demand in the event the employee departs during the service period. The Company estimates the allowance for credit losses based on historical loss rates. Balances are charged off against the allowance when management deems the amount to be uncollectible. At December 31, 2025, the Company has not recorded a material credit loss allowance on these assets.

The Company's receivables from brokers, dealers, and clearing organizations include amounts receivable from settlement date adjustments, investment banking receivables, securities failed to deliver receivable amounts, and cash deposits. The Company's trades cleared through a clearing organization are subsequently measured at fair value, and the financial result is settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposure is limited to the amount owed to the Company for a short period of time. The Company continually reviews the credit quality of its counterparties and has not experienced a default. The investment banking receivables are short-term in nature and are generally received within 60 days of payment due date. Therefore, no allowance has been established for customer or other broker-dealer receivables. The Company has not experienced any historical losses related to these receivables.

See Note 8, "Receivables From and Payables To Customers," and Note 9, "Receivables From and Payables To Brokers, Dealers, and Clearing Organizations," for further information regarding these receivables.

3. Accounting Changes and Recently Issued Accounting Standards

Income Taxes – Improvements to Income Tax Disclosures

Effective with the 2025 annual reporting period, the Company adopted guidance on a retrospective basis, issued by the Financial Accounting Standards Board ("FASB") in December 2023, related to income tax disclosures. This guidance requires additional information in income tax rate reconciliation disclosures and additional disclosures about income taxes paid. The adoption of this guidance was not material to the Company's Statement of Financial Condition and is reflected in Note 14, "Income Taxes".

U.S. Bancorp Investments, Inc.

Notes to Statement of Financial Condition (continued)
(Dollars in Thousands)

3. Accounting Changes and Recently Issued Accounting Standards (continued)

Targeted Improvements to the Accounting for Internal-Use Software

In September 2025, the FASB issued guidance, effective for the Company for annual reporting periods beginning after December 15, 2027, related to accounting for internal-use software. This guidance makes targeted improvements to modernize accounting for software costs, including when determining the starting point for capitalization. The guidance allows adoption using several transition methods. The Company expects the adoption of this guidance will not be material to its Statement of Financial Condition.

4. Change in Accounting Principle

The Company has elected to change its accounting policy to present Securities purchased under agreements to resell and Securities sold under agreements to repurchase on a net basis on the Statement of Financial Condition. The Company historically presented the aforementioned transactions on a gross basis on the Statement of Financial Condition. The Company believes the change in accounting principle is preferable because it provides a more meaningful representation of the balance sheet risks of these balances and is in accordance with ASC 210-20, Balance Sheet Offsetting. There is no impact to Company's Stockholder's Equity, net income, or net capital under SEC Rule 15c3-1 as a result of this change. The following charts of selected financial information from the Statement of Financial Condition present the line items that are affected by the change in accounting principle.

U.S. Bancorp Investments, Inc.

Notes to Statement of Financial Condition (continued)
(Dollars in Thousands)

4. Change in Accounting Principle (continued)

Statement of Financial Condition (in thousands)	Original Presentation	Current Presentation	Change
	12/31/2025	12/31/2025	
Assets			
Securities purchased under agreements to resell	$ 56,083,640	$ 7,375,151	$ (48,708,489)
Total other assets	6,641,800	6,641,800	–
Total assets	62,725,440	14,016,951	(48,708,489)
Liabilities and Stockholder's equity			
Securities sold under agreements to repurchase	$ 57,657,024	$ 8,948,535	$ (48,708,489)
Total other liabilities	3,321,378	3,321,378	–
Total liabilities	60,978,402	12,269,913	(48,708,489)
Stockholder's equity			
Total stockholder's equity	$ 1,747,038	$ 1,747,038	$ -
Total liabilities and stockholder's equity	$ 62,725,440	$ 14,016,951	$ (48,708,489)

5. Cash and Cash Segregated in Compliance with Federal Regulations

The following table provides a reconciliation of cash and cash segregated in compliance with federal regulations within the Statement of Financial Condition at December 31, 2025:

Cash held at USBNA	$ 48,030
Cash equivalents held at non-affiliate bank	446,420
Cash segregated in compliance with federal regulations	79,801
Total cash, cash equivalents, and cash segregated in compliance with federal regulations	$ 574,251

U.S. Bancorp Investments, Inc.

Notes to Statement of Financial Condition (continued)
(Dollars in Thousands)

6. Netting Arrangements for Certain Financial Instruments

The following tables provide information on the Company's netting adjustments and items not offset in the Statement of Financial Condition but available for offset in the event of default at December 31, 2025:

	Gross Recognized Assets	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts Present in the Statement of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition		Net Amount
				Financial Instruments[a]	Collateral Received[b]	
Securities purchased under agreements to resell	$ 56,083,640	$ (48,708,489)	$ 7,375,151	$ (451,048)	$ (6,901,380)	$ 22,723
Securities borrowed	1,838,301	–	1,838,301	–	(1,769,333)	68,968
	$ 57,921,941	$ (48,708,489)	$ 9,213,452	$ (451,048)	$ (8,670,713)	$ 91,691

(a) For securities purchased under agreements to resell, this includes any securities sold under agreements to repurchase payables that could be offset in the event of counterparty default.

(b) Includes the fair value of securities received by the Company from the counterparty. These securities are not included in the Statement of Financial Condition but serve as collateral in the event the counterparty defaults.

	Gross Recognized Liabilities	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts Present in the Statement of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition		Net Amount
				Financial Instruments[a]	Collateral Pledged[b]	
Securities sold under agreement to repurchase[c]	$ 57,657,024	$ (48,708,489)	$ 8,948,535	$ (451,048)	$ (8,497,429)	$ 58
Securities loaned	84,054	–	84,054	–	(82,248)	1,806
Total	$ 57,741,078	$ (48,708,489)	$ 9,032,589	$ (451,048)	$ (8,579,677)	$ 1,864

(a) For securities sold under agreements to repurchase, this includes any securities purchased under agreements to resell receivables that could be offset in the event of counterparty default.

(b) Includes the fair value of securities pledged by the Company to the counterparty. These securities are included in the Statement of Financial Condition but serve as collateral in the event the Company defaults.

(c) Includes $13,870 of margin paid.

U.S. Bancorp Investments, Inc.

Notes to Statement of Financial Condition (continued)
(Dollars in Thousands)

7. Collateralized Securities Transactions

In the normal course of business, the Company's customer and trading activities involve the execution, settlement, and financing of securities transactions. These activities may expose the Company to off-balance sheet risk in the event that the other party to the transaction is unable to fulfill its contractual obligations.

The Company's financing and customer securities activities involve the Company using securities as collateral. In the event that the counterparty does not meet its contractual obligation to return securities used as collateral, or customers do not deposit additional securities or cash for margin when required, the Company may be exposed to the risk of reacquiring the securities or selling the securities at unfavorable market prices in order to satisfy its obligations to its customers or counterparties. The Company seeks to control this risk by monitoring the market value of collateral on a daily basis and requiring adjustments in the event of excess market exposure.

In the normal course of business, the Company obtains securities purchased under agreements to resell, securities borrowed, and margin agreements from clients with terms that permit it to repledge or resell the securities to others. At December 31, 2025, the gross fair market value of collateral received related to securities purchased under agreement to resell of $55,838,125, securities borrowed of $1,769,333, and client margin securities of $41,354 were available to the Company to utilize as collateral on various borrowings or for other purposes. Of the amounts previously described, the Company has transferred collateral of $57,392,645 to others in connection with the Company's financing activities or to satisfy its commitments under proprietary short sales.

The following table summarizes the gross maturities for securities sold under agreements to repurchase and securities loaned transactions by category of collateral pledged at December 31, 2025:

Collateral Pledged	Overnight / Continuous	Up to 30 days	Total
Securities sold under agreements to repurchase			
Corporate debt securities	$ 3,013,616	$ 100,000	$ 3,113,616
Treasuries	54,110,424	-	54,110,424
Asset-backed securities	419,114	-	419,114
Total securities sold under agreements to repurchase	$ 57,543,154	$ 100,000	$ 57,643,154
Securities Loaned			
Corporate debt securities	$ 84,054	$ -	$ 84,054
Total securities loaned	$ 84,054	$ -	$ 84,054

8. Receivables From and Payables To Customers

Amounts receivable from customers at December 31, 2025, include:

Margin receivables	$	29,538
Other		14,861
Total receivables	$	44,399

Amounts payable to customers at December 31, 2025, include:

Customer credits	$	42,783
Other		20,586
Total payables	$	63,369

Receivables from customers include margin loan receivables. Customer securities held as collateral for margin loan receivables are not reflected in the Statement of Financial Condition. Margin loan receivables earn interest at floating interest rates. Payables to customers includes customer free credit balances.

9. Receivables From and Payables To Brokers, Dealers, and Clearing Organizations

Amounts receivable from brokers, dealers, and clearing organizations
at December 31, 2025, include:

Deposits with clearing organizations	$	854,354
Settlement date adjustments		270,980
Securities failed to deliver		157,647
Deposits for securities sold under agreements to repurchase		62,287
Investment banking receivables		28,653
Retail brokerage receivables		4,965
Other receivables		40,937
Total receivables	$	1,419,823

9. Receivables From and Payables To Brokers, Dealers, and Clearing Organizations (continued)

Amounts payable to brokers, dealers, and clearing organizations
at December 31, 2025, include:

Settlement date adjustments	$	207,674
Securities failed to receive		202,260
Investment banking payables		15,246
Other payables		23,710
Total payables	$	448,890

The balances shown as receivables from and payables to brokers, dealers, and clearing organizations represent amounts due for securities transactions made in connection with the Company's normal securities trading and borrowing activities, as well as clearing deposits. Securities failed to deliver and receive represent the contract value of securities that have not been delivered or received by the Company on the settlement date.

10. Fair Value

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. A fair value measurement reflects all of the assumptions that market participants would use in pricing the asset or liability, including assumptions about the risk inherent in a particular valuation technique, the effect of a restriction on the sale or use of an asset and the risk of nonperformance. The Company groups its assets and liabilities measured at fair value into a three-level hierarchy for valuation techniques used to measure financial assets and financial liabilities at fair value.

This hierarchy is based on whether the valuation inputs are observable or unobservable. These levels are:

Level 1 – Quoted prices in active markets for identical assets or liabilities. Level 1 includes U.S. Treasury notes and bonds and exchange-traded equity securities.

U.S. Bancorp Investments, Inc.

Notes to Statement of Financial Condition (continued)
(Dollars in Thousands)

10. Fair Value (continued)

Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for identical or similar instruments in markets that are not active; and valuation techniques for which significant assumptions are observable and can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 includes debt securities that are traded less frequently than exchange-traded instruments whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following table presents the valuation of the Company's assets and liabilities measured at fair value on a recurring basis at December 31, 2025:

Assets	Level 1	Level 2	Level 3	Total
Securities owned:				
Corporate debt securities	$ –	$ 1,785,469	$ –	$ 1,785,469
Asset-backed securities	–	465,964	–	465,964
U.S. government securities	349,534	–	–	349,534
Municipal securities	–	15,625	–	15,625
Corporate equity securities	262	–	–	262
Total assets measured at fair value on a recurring basis	$ 349,796	$ 2,267,058	$ –	$ 2,616,854

U.S. Bancorp Investments, Inc.

Notes to Statement of Financial Condition (continued)
(Dollars in Thousands)

10. Fair Value (continued)

Liabilities	Level 1	Level 2	Level 3	Total
Securities sold, but not yet purchased:				
Corporate debt securities	$ –	$ 1,772,557	$ –	$ 1,772,557
U.S. government securities	716,647	–	–	716,647
Brokered certificates of deposit	–	23,521	–	23,521
Corporate equity securities	40	–	–	40
Total liabilities measured at fair value on a recurring basis	$ 716,687	$ 1,796,078	$ –	$ 2,512,765

Securities borrowed/loaned, securities purchased under agreements to resell/securities sold under agreements to repurchase, receivables from/payables to brokers, dealers and clearing organizations, receivables from/payables to customers, receivables from/payables to affiliates, and other receivables are generally not accounted for at fair value but are short-term in nature and, accordingly, are carried at amounts that approximate fair value. These balances are recorded at or near their respective transaction prices and historically have been settled or converted to cash at approximately that value and are categorized as Level 2 of the fair value hierarchy for disclosure purposes only. Level 1 includes cash and cash segregated in compliance with federal regulations and deposits with clearing organizations.

11. Fixed Assets

At December 31, 2025, the Company's fixed assets were as follows:

Office equipment	$ 8,158
Leasehold improvements	447
Computer software	257
Total fixed assets	8,862
Less accumulated depreciation and amortization:	7,674
Fixed assets, net	$ 1,188

U.S. Bancorp Investments, Inc.

Notes to Statement of Financial Condition (continued)
(Dollars in Thousands)

12. Other Assets

At December 31, 2025, the Company's other assets were as follows:

Accrued interest receivable	$	43,505
Prepaid expenses		6,136
State deferred tax asset, net		5,137
Deferred employee cash advances, net of allowance of $555		2,916
State tax receivable		1,084
Federal tax receivable		979
Other receivables		17
Total other assets	$	59,774

13. Other Liabilities and Accrued Expenses

At December 31, 2025, the Company's other liabilities and accrued expenses were as follows:

Accrued interest payable	$	34,674
Federal deferred tax liability, net		3,344
Accounts payable		2,333
Other liabilities		1,587
Total other liabilities and accrued expenses	$	41,938

14. Income Taxes

For the year ended December 31, 2025, the Company made payments related to the following jurisdictions:

U.S. Federal	$	33,833
US state and local[a]		
State (various)[b]		7,755
Total	$	41,588

(a) Includes intercompany payments made to affiliates and payments made to the jurisdictions directly

(b) State payments were made across multiple jurisdictions; no single state represented more than 5% of total cash taxes paid

The significant components of the Company's net deferred tax asset follows:

Deferred tax assets:		
Stock compensation	$	20,195
State deferreds, net		5,073
Accrued expenses		695
Gross deferred tax asset		25,963
Deferred tax liabilities:		
Pension and postretirement benefits	$	(13,212)
Goodwill and other intangible assets		(9,654)
Fixed assets		(88)
Other deferred tax liabilities, net		(104)
Gross deferred tax liability		(23,058)
Valuation allowance		(1,112)
Net deferred tax asset	$	1,793

14. Income Taxes (continued)

Valuation allowances are established when management determines it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. As of December 31, 2025, the Company has a valuation allowance against a portion of its deferred income tax assets that it does not expect to realize related to state net operating losses and state capital loss carryforwards. During the year, the total valuation allowance increased by $577. The Company is subject to a tax sharing agreement which requires allocation of state deferreds with the unitary filing group which would include both deferred tax assets and liabilities. In preparing its tax returns, the Company is required to interpret complex tax laws and regulations and utilize income and cost allocation methods to determine its taxable income. This Company files income tax returns in the U.S. federal jurisdiction, and various state and local jurisdictions. The Company's tax returns for the years ended December 31, 2021 through December 31, 2022 are under examination by the Internal Revenue Service. Tax years December 31, 2023 and December 31, 2024 are open, but not currently under examination. The years open to examination by state and local government authorities vary by jurisdiction.

15. Borrowings

The Company has a $250,000 secured borrowing facility with USBNA to be used for discretionary working capital purposes. At December 31, 2025, the Company had no outstanding borrowings on this facility. The rate of interest for this facility is quoted at the time of borrowing at USBNA's discretion.

The Company also has a $300,000 secured promissory facility with USBNA to be used as support for intra-day cash settlements of security underwritings. At December 31, 2025, the Company had no outstanding borrowings on this facility. The rate of interest for this facility is quoted at the time of borrowing at USBNA's discretion.

In addition, the Company has a $2,500,000 unsecured promissory facility that could be increased up to $4,000,000 with advanced written approval from the Parent to be used for discretionary working capital purposes. At December 31, 2025, the Company had no outstanding borrowings on this facility. The rate of interest for this facility is quoted at the time of borrowing and is at the Parent's discretion.

The Company is not charged by the Parent or USBNA for any undrawn amounts associated with any of the above facilities.

15. Borrowings (continued)

The Company also has the ability to borrow from the Bank of New York Mellon ("BNYM") on demand with Company-owned securities pledged as collateral. The rate of interest for this facility is quoted at the time of the borrowing at BNYM's discretion. At December 31, 2025, the Company had no outstanding borrowings on this facility.

16. Contingencies, Commitments, and Risks

Legal Contingencies

The Company is subject to various litigation and periodic regulatory examinations, inquiries and investigations related to its securities and investment banking business. Management of the Company believes, based on its current knowledge and consultation with counsel, that the resolution of any various litigations and regulatory matters will have no material adverse effect on the Statement of Financial Condition. However, the Company is unable to predict the outcome or the timing of the ultimate resolution of these matters or the potential losses, if any, that may result from these matters. The Company has established reserves as needed for potential losses that are probable and can be reasonably estimated.

Other Commitments

In the normal course of business, the Company indemnifies and provides guarantees to securities clearinghouses and exchanges. These guarantees are generally required under the standard membership agreements such that members are required to guarantee the performance of other members. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's obligation under such guarantees could exceed the collateral amounts posted; however, the potential for the Company to be required to make payments under such guarantees is deemed remote. Accordingly, no contingent liability is carried in the Statement of Financial Condition for these transactions.

16. Contingencies, Commitments, and Risks (continued)

Concentration of Credit Risk

The Company provides investment, financing, and related services to a diverse group of customers, including governments, corporations, and institutional and individual investors. The Company's exposure to credit risk associated with the nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly affected by volatile securities markets, credit markets, and regulatory changes. This exposure is measured on an individual customer basis, as well as for groups of customers that share similar attributes. To alleviate the potential for risk concentrations, credit limits are established and continually monitored in light of changing customer and/or market conditions. At December 31, 2025, the Company believes there was no over-concentration of credit risk related to its collateralized securities transactions.

Financial Instruments With Off-Balance Sheet Risk

Securities sold, but not yet purchased, represent obligations of the Company to deliver specified securities at the contracted price and, thereby, create a liability to repurchase such securities in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk as the Company's satisfaction of the obligations may exceed the amount recognized in the Statement of Financial Condition.

Collateralized Agreements

Collateralized agreements include forward starting securities purchased under agreements to resell and forward starting securities sold under agreements to repurchase that settle at a future date and were not recorded on the Statement of Financial Condition. At December 31, 2025, the gross fair market value of collateral received related to forward starting securities purchased under agreement to resell was $9,197,180, and the gross fair market value of collateral pledged related to forward starting securities sold under agreements to repurchase was $4,763,418. At December 31, 2025, the gross fair market value of forward starting securities purchased under agreement to resell includes $751,406 with affiliates.

17. Transactions With Affiliates

In the ordinary course of business, the Company enters into transactions with the Parent and affiliates. Obligations thereunder can be recorded directly as incurred or allocated to the Company from the Parent based upon a master services agreement.

At December 31, 2025, the Company had prepaid annual insurance premiums to affiliates of $496.

At December 31, 2025, the Company owned or sold short public securities issued by affiliates as follows:

Securities owned, at fair value	$	67,728
Securities sold, but not yet purchased, at fair value		103,178

In addition, the Company borrowed securities issued by affiliates from third parties of $103,312.

At December 31, 2025, the Company had securities purchased under agreements to resell with affiliates of $751,406.

At December 31, 2025, the Company had affiliate receivables relating to the bank sweep deposit of $7,059.

18. Employee Benefits and Stock-Based Compensation

Employee Retirement Savings Plan

Substantially all of the Company's employees are eligible to participate in the defined contribution retirement savings plan, sponsored by the Parent. Qualified employees are allowed to contribute up to 75 percent of their annual compensation, subject to Internal Revenue Service limits, through salary deductions under Section 401(k) of the Internal Revenue Code. Employee contributions are invested at their direction among a variety of investment alternatives. Employee contributions are 100 percent matched by the Parent, up to four percent of each employee's eligible annual compensation. The Parent's matching contribution vests immediately and is invested in the same manner as each employee's future contribution elections. The Company reimburses USBNA for the employee retirement savings plan.

18. Employee Benefits and Stock-Based Compensation (continued)

Pension Plan

The Parent has two tax qualified noncontributory defined benefit pension plans covering the Company's employees: the U.S. Bank Pension Plan and the U.S. Bank Legacy Pension Plan. The two plans have substantively identical terms and provide benefits to substantially all the Company's employees. Plan participants receive annual cash balance pay credits based on eligible pay multiplied by a percentage determined by their age and years of service. Participants also receive an annual interest credit. Employees become vested upon completing three years of vesting service. In addition to the funded qualified pension plans, the Parent maintains two non-qualified plans that are unfunded and provide benefits to certain eligible employees. The Company reimburses USBNA for the pension plans upon a plan contribution. The amounts allocated to the Company are collected by the Parent for ultimate contribution to the plan.

Active and Postretirement Welfare Plan

In addition, the Parent provides health care and death benefits to certain eligible active employees of the Company. The Parent also provides health care and death benefits to certain eligible former employees based on their hire or retirement date. The plan is closed to new participants. The Company reimburses USBNA for the active welfare plan when expense is allocated.

Stock-Based Compensation

The Company's employees participate in the Parent's stock-based compensation and long-term incentive cash plan. Stock-based compensation expense is based on the estimated fair value of the award at the date of the grant or modification. The plan provides for grants of shares of common stock or stock units that are subject to restriction on transfer prior to vesting or options to purchase shares of common stock at a fixed price equal to the fair value of the underlying stock at the date of grant. The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model. The Company reimburses USBNA for stock-based and long-term incentive cash compensation, and the Company shares in the tax benefits resulting from stock option exercises at USBNA.

19. Net Capital Requirements and Other Regulatory Matters

As a registered broker-dealer and a member firm of FINRA, the Company is subject to the Uniform Net Capital Rule of the SEC ("SEC Rule 15c3-1"). The Company has elected to use the alternative method permitted by SEC Rule 15c3-1, which requires that it maintain minimum net capital of the greater of $250, which is based on the type of business conducted by the broker-dealer, or 2 percent of aggregate debit balances arising from customer transactions. FINRA may prohibit a member firm from expanding its business or paying dividends if the resulting net capital would be less than 5 percent of aggregate debit balances. In addition, the Company is subject to certain notification requirements related to withdrawals of excess net capital.

At December 31, 2025, net capital under SEC Rule 15c3-1 was $1,050,473 or 3,787 percent of aggregate debit balances and $1,049,919 in excess of the minimum required net capital.

20. Subsequent Events

The Company has evaluated the impact of events that have occurred subsequent to December 31, 2025 through the date the Statement of Financial Condition was filed with the SEC. On February 13, 2026, the Company completed the transfer of its retail brokerage business and related operations to its affiliate, U.S. Bancorp Advisors ("USBA"), as part of a replatforming initiative undertaken by the Parent. The transfer is intended to consolidate and streamline the delivery of retail investment services within USBA.

This transaction was accounted for as a transfer of businesses between entities under common control in accordance with ASC 805, Business Combinations. As such, the assets and liabilities were transferred at their historical carrying amounts, and no gain or loss was recognized by the Company in connection with the transaction.

The transaction resulted in the transfer of certain assets and liabilities associated with the Company's retail business. These items primarily include customer accounts and related receivables, certain employee related obligations, and other operating assets and liabilities which are directly attributable to the retail business. The estimated assets and liabilities transferred were as follows:

- Assets transferred: $113,119

- Liabilities transferred: $59,420

U.S. Bancorp Investments, Inc.

Notes to Statement of Financial Condition (continued)
(Dollars in Thousands)

20. Subsequent Events (continued)

Because the transfer occurred after the balance sheet date, the Statement of Financial Condition does not reflect the impact of the transaction. The Company is continuing to evaluate certain financial reporting considerations associated with the transfer; however, no material impacts to the Company's regulatory capital requirements or ongoing operations are expected.